CONFIDENTIAL TREATMENT REQUESTED
BY REALPAGE, INC.: RP-001

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.
June 7, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Attention:	Barbara C. Jacobs, Assistant Director
Patrick Gilmore, Accounting Branch Chief
Katherine Wray, Staff Attorney
Jennifer Fugario, Staff Accountant

Re:	RealPage, Inc.
Registration Statement on Form S-1
Filed April 29, 2010
File No. 333-166397
Ladies and Gentlemen:
     We are submitting this letter on behalf of RealPage, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 26, 2010 (the “Staff Letter”) relating to the Company’s Registration Statement on Form S-1 (File No. 333-166397) (the “Registration Statement”). Additionally, on behalf of the Company, we are supplementally providing with this letter a binder including materials in support of various assertions noted in the Staff Letter. We have included cross-references to materials included in the supplemental binder in this letter where appropriate.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-001
June 7, 2010
Page 2
     Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter and the supplemental materials pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, and the Freedom of Information Act.
     The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and four marked copies of Amendment No. 1 (against the Registration Statement filed on April 29, 2010).
     In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1.
General
1.	We are in receipt of your confidential treatment request for certain portions of the agreement filed as Exhibit 10.48 to the registration statement. Please be advised that we will transmit any comments we may have on this request under separate cover. In addition, please ensure that your registration statement contains a description of the material terms of the Master Services Agreement between the company and DataBank Holdings Ltd. that is the subject of your confidential treatment request.
     In response to the Staff’s comment, the Company has revised its disclosure on page 94 to include a description of the material terms of the Master Services Agreement between the Company and DataBank Holdings Ltd.
2.	We will process your filing and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.
     The Company acknowledges the Staff’s comment and intends to provide a price range in a subsequent amendment to the Registration Statement as soon as practicable.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-001
June 7, 2010
Page 3
3.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.
     The Company does not intend to use graphical materials or artwork in the prospectus.
Prospectus Cover Page
4.	Please consider revising your prospectus cover page to disclose that Stephen T. Winn, your chief executive officer and chairman of the board, or other insider stockholders acting together, will continue to be controlling shareholder(s) of the company following the initial public offering, as you state in the last risk factor on page 30.
     The Company has respectfully considered the Staff’s comment. The disclosure on page 32 of the prospectus was included to reflect the risk that Stephen T. Winn, and entities beneficially owned by Mr. Winn, may continue to hold a majority of the capital stock of the Company after giving effect to the offering. Although the Company has not yet determined the size of the offering and the number of shares of common stock, if any, to be sold in the offering by Mr. Winn and the entities that are beneficially owned by him, the Company currently anticipates that Mr. Winn and entities he beneficially owns will hold less than a majority of the outstanding capital stock after giving effect to this offering. Additionally, the Company currently anticipates that other insider stockholders acting together will not hold a majority of the outstanding capital stock after giving effect to this offering regardless of the size of the offering and the number of shares of common stock sold by such stockholders in the offering. As noted in response to the Staff’s Comment 11 below, the Company does not intend to rely, nor does it expect to be eligible to rely, on the “controlled company” exemption from the corporate governance requirements of the NASDAQ Global Market. As a result, the Company respectfully submits that disclosure of Mr. Winn’s status as a controlling shareholder may not be necessary after giving effect to the offering. At the time that the actual offering size and selling stockholder participation are determined, the Company intends to review whether disclosure on the prospectus cover page of Mr. Winn’s status as a controlling shareholder is appropriate.
     The Company has revised the disclosure in the risk factor on page 32 to clarify the disclosure regarding the ability of Mr. Winn and entities beneficially owned by Mr. Winn to control the Company after giving effect to the offering.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-001
June 7, 2010
Page 4
Prospectus Summary, page 1
5.	You state on pages 1 and 75 that your solutions “enable property owners and managers to increase revenues and reduce operating costs” in several ways. We note also that beginning on pages 2 and 75 you list a number of benefits that your solutions provide to your customers, including increased revenues, reduced operating cost, and improved quality of service for residents and prospects. Please provide us with objective and, if applicable, quantitative support for assertions such as these that relate to measurable benefits of the company’s products and services. You must be able to substantiate on a reasonable basis all such assertions contained in the filing.
     In response to the Staff’s comment, the Company respectfully advises the Staff that the assertions beginning on pages 1 and 82 noted by the Staff and relating to the measurable benefits of the Company’s solutions are based, in part, upon the Company’s experience in the industry in which it competes, including its familiarity with the capabilities and functionality of competing rental property management products and services, and are supported by objective feedback that the Company has received from customers who have implemented the Company’s solutions. Examples of customer feedback in support of the assertions beginning on pages 1 and 82 noted by the Staff have been included in the supplemental binder provided with this letter and are referenced below. Based on informal customer feedback, the Company believes that the customer statements included in the supplemental binder are representative of the results that other customers have achieved as a result of implementing the Company’s solutions. Please note that the Company has received consent from these customers to use these statements. Customer statements are also available at http://www.youtube.com/user/RealPageMedia or at http://www.realpage.com.
     Specifically, the Company refers the Staff to the following objective and, if applicable, quantitative support for the assertions beginning on pages 1 and 82 noted by the Staff. For the Staff’s convenience, each item in the supplemental binder is marked to ensure that the relevant data may be easily located by the Staff.
“increased revenues” (pages 1, 2, 79, 82)
     The Company refers the Staff to the statement from customer Farmington Centers, Inc., which has been included in the supplemental binder as Tab 1 and has been marked for the Staff’s convenience and ease of reference.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-001
June 7, 2010
Page 5
     The Company refers the Staff to the statement appearing on the Company’s website and referenced in the supplemental binder at Tab 2.
     The Company refers the Staff to the statement from customer Berkshire Property Advisors, which has been included in the supplemental binder as Tab 3 and has been marked as paragraph A for the Staff’s convenience and ease of reference.
“reduced operating costs” (pages 1, 2, 3, 79, 82)
     The Company refers the Staff to the statement from customer Lane Company, which has been included in the supplemental binder as Tab 4 and has been marked for the Staff’s convenience and ease of reference.
     The Company refers the Staff to the statement from customer Stonemark Management LLC, which has been included in the supplemental binder as Tab 5 and has been marked for the Staff’s convenience and ease of reference.
“higher occupancy” (pages 2, 79, 82)
     The Company refers the Staff to the statement appearing on the Company’s website and referenced in the supplemental binder at Tab 2.
     The Company refers the Staff to the statement from customer Berkshire Property Advisors, which has been included in the supplemental binder as Tab 3 and has been marked as paragraph B for the Staff’s convenience and ease of reference.
     The Company refers the Staff to the statement from customer Seldin Company, which has been included in the supplemental binder as Tab 6 and has been marked as paragraph A for the Staff’s convenience and ease of reference.
“optimize occupancy” (pages 2, 82)
     The Company refers the Staff to the statement appearing on the Company’s website and referenced in the supplemental binder at Tab 2.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-001
June 7, 2010
Page 6
     The Company refers the Staff to the statement from customer Berkshire Property Advisors, which has been included in the supplemental binder as Tab 3 and has been marked as paragraph B for the Staff’s convenience and ease of reference.
“optimize pricing” (pages 2, 82)
     The Company refers the Staff to the statement appearing on the Company’s website and referenced in the supplemental binder at Tab 2.
     The Company refers the Staff to the statement from customer Berkshire Property Advisors, which has been included in the supplemental binder as Tab 3 and has been marked as paragraph C for the Staff’s convenience and ease of reference.
“improved pricing methodologies” (pages 1, 2, 79, 82)
     The Company refers the Staff to the statement appearing on the Company’s website and referenced in the supplemental binder at Tab 2.
     The Company refers the Staff to the statement from customer Berkshire Property Advisors, which has been included in the supplemental binder as Tab 3 and has been marked as paragraph C for the Staff’s convenience and ease of reference.
“create more accurate supply/demand models and statistically based price elasticity models to improve price optimization” (page 82)
     The Company refers the Staff to the statement appearing on the Company’s website and referenced in the supplemental binder at Tab 2.
     The Company refers the Staff to the statement from customer Berkshire Property Advisors, which has been included in the supplemental binder as Tab 3 and has been marked as paragraph C for the Staff’s convenience and ease of reference.
“improve sales and marketing effectiveness” (pages 2, 82)

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-001
June 7, 2010
Page 7
     The Company refers the Staff to the statement from customer WestCorp Management, which has been included in the supplemental binder as Tab 7 and has been marked for the Staff’s convenience and ease of reference.
     The Company refers the Staff to the statement from customer Resource Property Management, which has been included in the supplemental binder as Tab 8 and has been marked as paragraph A for the Staff’s convenience and ease of reference.
     The Company refers the Staff to the statement from customer Sidal Realty, which has been included in the supplemental binder as Tab 9 and has been marked for the Staff’s convenience and ease of reference.
“improve collection of rental payments, utility expenses, late fees and other charges” (pages 2, 82)
     The Company refers the Staff to the statement from customer Seldin Company, which has been included in the supplemental binder as Tab 6 and has been marked as paragraph B for the Staff’s convenience and ease of reference.
     The Company refers the Staff to the statement from customer Stonemark Management LLC, which has been included in the supplemental binder as Tab 5 and has been marked for the Staff’s convenience and ease of reference.
“control purchasing by on-site personnel” (pages 3, 82)
     The Company refers the Staff to the statement from customer Equity Residential, which has been included in the supplemental binder as Tab 10 and has been marked for the Staff’s convenience and ease of reference.
“improved quality of service for residents and prospects” (pages 3, 82)
     The Company refers the Staff to the statement from customer Resource Property Management, which has been included in the supplemental binder as Tab 8 and has been marked as paragraph B for the Staff’s convenience and ease of reference.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-001
June 7, 2010
Page 8
     The Company refers the Staff to the statement from customer Flournoy Properties Management, which has been included in the supplemental binder as Tab 11 and has been marked as paragraph A for the Staff’s convenience and ease of reference.
“increase the frequency and quality of communication with residents and prospects” (pages 3, 82)
     The Company refers the Staff to the statement from customer Resource Property Management, which has been included in the supplemental binder as Tab 12 and has been marked for the Staff’s convenience and ease of reference.
     The Company refers the Staff to the statement from customer Patrician Management, which has been included in the supplemental binder as Tab 13 and has been marked as paragraph A for the Staff’s convenience and ease of reference.
“higher resident satisfaction” (pages 3, 82)
     The Company refers the Staff to the statement from customer Patrician Management, which has been included in the supplemental binder as Tab 13 and has been marked as paragraph B for the Staff’s convenience and ease of reference.
     The Company refers the Staff to the statement from customer Resource Property Management, which has been included in the supplemental binder as Tab 8 and has been marked as paragraph B for the Staff’s convenience and ease of reference.
“increased differentiation from competing properties that do not use our solutions” (page 3, 82)
     The Company refers the Staff to the statement from customer Resource Property Management, which has been included in the supplemental binder as Tab 8 and has been marked as paragraph B for the Staff’s convenience and ease of reference.
     The Company refers the Staff to the statement from customer Flournoy Properties Management, which has been included in the supplemental binder as Tab 11 and has been marked as paragraph B for the Staff’s convenience and ease of reference.
“increased visibility into property performance” (page 3, 82)

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-001
June 7, 2010
Page 9
     The Company refers the Staff to the statement from customer RESA Property Management, which has been included in the supplemental binder as Tab 14 and has been marked for the Staff’s convenience and ease of reference.
     The Company refers the Staff to the statement from customer Real-Time Leasing, which has been included in the supplemental binder as Tab 15 and has been marked as paragraph A for the Staff’s convenience and ease of reference.
“improved scalability” (page 3, 83)
     The Company refers the Staff to the statement from customer Pacific West Management, which has been included in the supplemental binder as Tab 16 for the Staff’s convenience and ease of reference.
     As additional support for the scalability of its products, the Company refers the Staff to its AppExchange Overview, which has been included in the supplemental binder as Tab 17 and has been marked for the Staff’s convenience and ease of reference. AppConnectors are product supplements provided by the Company to its customers, allowing customers to integrate the use of various third-party applications in connection with the Company products.
“reduces owners’ and managers’ operating costs by eliminating their need to own and support the applications or associated hardware infrastructure” (page 82)
     The Company refers the Staff to the statement from customer Real-Time Leasing, which has been included in the supplemental binder as Tab 15 and has been marked as paragraph B for the Staff’s convenience and ease of reference.
6.	Please also provide support for the following assertion that is made several times throughout your filing, including in your summary: “Our customers include nine of the ten largest multi-family property management companies in the United States, ranked as of January 1, 2009, based on number of units managed.” Please clarify whether this statement is attributable to RealPage or a third party.
     In support for the assertion that “[o]ur customers include nine of the ten largest multi-family property management companies in the United States, ranked as of January 1, 2009, based on number of units managed,” a copy of the independent ranking of the fifty largest U.S. apartment managers as of January 1, 2009 by the National Multi Housing Council has been included in the supplemental binder as Tab 18 and has been marked to identify those of the top ten companies are customers of the Company for the Staff’s convenience and ease of reference. As disclosed in Mr. Winn’s biography

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-001
June 7, 2010
Page 10
on page 96, please note that Stephen T. Winn, our Chief Executive Officer and Chairman of the Board, is a member of the board of directors of the National Multi Housing Council.
     The Company has updated the assertion on pages 1, 79, 83 and 92 to reflect the 2010 rankings of the National Multi Housing Council, which became available following the date the Company initially filed the Registration Statement. In response to the Staff’s comment, the Company also has revised the assertions on pages 1, 79, 83 and 92 to clarify that the ranking is attributable to the National Multi Housing Council. In support for the revised assertion, a copy of the independent ranking of the fifty largest U.S. apartment managers as of January 1, 2010 by the National Multi Housing Council has been included in the supplemental binder as Tab 19 and has been marked to identify those of the top ten companies are customers of the Company for the Staff’s convenience and ease of reference.
Summary Consolidated Financial Data, page 8
7.	We note your use of the non-GAAP measure, “working capital, excluding deferred revenue,” here and on pages 43 and 67 of your registration statement. If you continue to present this non-GAAP measure, revise your registration statement to include the disclosures required under Item 10(e)(1)(i) of Regulation S-K.
     In response to the Staff’s comment, the Company has revised the Consolidated Balance Sheet Data table on pages 8 and 44 to remove the non-GAAP measure “working capital, excluding deferred revenue” and has added the GAAP measure “deferred revenue” as a line item to the table. Additionally, the Company has revised the disclosure on page 73 to disclose total current assets less current liabilities as of March 31, 2010 and parenthetically clarify that the amount excludes deferred revenue.
“Material defects or errors in the software we use....” page 18
8.	You disclose that you “have from time to time found defects in the software underlying [y]our solutions,” and that costs incurred in correcting defects or errors could be substantial. Please confirm, if accurate, that the software defects that identified in the past have not resulted in substantial costs to the company. Alternatively, disclose the amount and nature of any material costs incurred in connection with such defects, in order to provide investors with an understanding of the extent of the risks described.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-001
June 7, 2010
Page 11
     The Company has informed us that the software defects identified in the past have not resulted in substantial costs to the Company. As a result, the Company has not included disclosure regarding the costs incurred with respect to such defects.
“We rely on third-party technologies and services....” page 18
9.	You disclose that you rely on technologies and services provided by third-parties, such as computer hardware and software vendors and database providers, to deliver your solutions, and that any loss of the right to use any such technologies or services could harm your business. It is unclear from the disclosure the degree to which you rely on licenses for the use of such third-party technologies and services. To the extent your business is materially dependent on any such licenses, the agreements and their material terms should be discussed in your business disclosure. See Item 101(c)(1)(iv) of Regulation S-K. Please revise accordingly, or provide us with support for your conclusion that no such third-party licenses are material to the company. In this regard, we note your disclosure that the third-party technologies and services that you require are “generally commercially available from a number of providers.” Please identify any technologies or services that are not generally commercially available upon which the company is materially dependent. Further, please tell us what consideration you gave to filing any related license agreements as exhibits to your registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.
     In response to the Staff’s comment, the Company respectfully submits that it considered the standards set forth in Item 101(c)(1)(iv) and Item 601(b)(10)(ii)(B) of Regulation S-K with respect to its licenses for third-party technologies and services and determined that the Company’s business was not substantially or materially dependent on any such license. The Company’s licenses for third-party technologies and services are either commercially available off-the-shelf licenses, commoditized, replaceable with licenses from other third-party vendors or relate to technologies or services that may be replaced internally. For these reasons, the Company determined that such licenses were not material and therefore not required to be described in or attached as exhibits to the Registration Statement.
     The Company believes that the technologies and services currently required by its business are commercially available. As a result, the Company has revised its disclosure on page 20 to state that such technologies and services are commercially available.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-001
June 7, 2010
Page 12
“Our debt obligations contain restrictions....” page 22
10.	You state that under your credit facility with Wells Fargo Capital Finance, LLC, and Comerica Bank, any default that is not cured or waived could have a material adverse effect on the company’s liquidity and financial condition. We note in this regard that the amendments to the credit agreement filed as exhibits 10.21, 10.23 and 10.27 to the registration statement contain waivers by your lenders of certain then-existing or potential events of default by the company. As one example, we note that the Waiver, Consent and Fourth Amendment to the Credit Agreement filed as Exhibit 10.27 relates in part to the company’s “failure to maintain the Fixed Charge Coverage Ratio required by Section 7(a) of the Credit Agreement for the 6 month period ended December 31, 2009.” Please tell us what consideration you gave to discussing briefly these waivers and the related events of default as they relate to the risks described in your disclosure.
     In response to the Staff’s comment, the Company has revised its disclosure on pages 24 and 25 to discuss briefly the covenants in our credit facility and the waivers obtained from the Company’s lenders under the credit facility and the related events of default as they relate to the risks described in the risk factor to which the Staff’s comment relates.
“The concentration of our capital stock owned by insiders....” page 30
11.	We again note your disclosure that Mr. Winn, or other insider stockholders together, will be able to control management and affairs of the company. Please tell us whether the company intends to rely on the “controlled company” exemption from the corporate governance requirements of the NASDAQ Global Market, if eligible to do so. If so, please disclose here and elsewhere as appropriate.
     The Company acknowledges the Staff’s comment and confirms that the Company does not intend to rely on the “controlled company” exemption from the corporate governance requirements of the NASDAQ Global Market even if the Company is eligible to rely on such exemption.
Special Note Regarding Forward-Looking Statements and Industry Data, page 35
12.	We note your statements that some of the information in the prospectus is based on third-party industry and government publications, surveys and forecasts, and that, while you believe such publications are reliable, you have “not independently verified their data and cannot guarantee its accuracy or completeness.” As you know, you are

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-001
June 7, 2010
Page 13
responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information contained in the filing. Please revise accordingly.
     In response to the Staff’s comment, the Company has revised page 36 to remove the language that could be interpreted as a disclaimer of information contained in the Registration Statement.
Use of Proceeds, page 36
13.	Clarify that a portion of your net proceeds will be used to pay accumulated and unpaid dividends owed to related parties holding Series A, Series A1 and Series B convertible preferred stock.
     In response to the Staff’s comment, the Company has included disclosure on page 37 of the Registration Statement to clarify that a portion of the net proceeds of the offering will be used to pay accumulated and unpaid dividends to affiliates of the Company holding Series A, Series A1 and Series B convertible preferred stock of the Company.
14.	You state that after payment of accumulated and unpaid dividends on certain series of your preferred stock and repayment of certain indebtedness, you intend to use the remaining net proceeds from the offering for “working capital and general corporate purposes.” You further disclose that you may also use a portion of the remaining proceeds for acquisitions or investments in other businesses, products or technologies. Please revise to provide more meaningful and specific disclosure of the intended use of the remaining proceeds, for example, with respect to any particular capital expenditures that you expect to make, as well as the approximate amounts intended to be used for each such purpose, to the extent known. In addition, if you have no current specific plans for a significant portion of the net proceeds, please so state and discuss the principal reasons for the offering. See Item 504 of Regulation S-K.
     We respectfully advise the Staff that the Company has not made any decisions with respect to particular capital expenditures to be made with the remaining net proceeds of the offering. In response to the Staff’s comment, the Company has revised the disclosure regarding use of proceeds on page 37 to state that the Company has no current specific plans for a significant portion of the net proceeds of the offering and to discuss the principal reasons for the offering, which include establishing a public market for the Company’s common stock, providing liquidity for the Company’s stockholders and facilitating the Company’s future access to public markets.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-001
June 7, 2010
Page 14
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Goodwill and Other Intangible Assets with Indefinite Lives, page 53
15.	Your disclosures appear to suggest that goodwill and other intangible assets with indefinite lives are tested for impairment in combination with each other. Please tell us how you considered ASC 350-20-35-31 and 35-32 and ASC 350-30-35-26(a) and revise your disclosures, as appropriate.
     In response to the Staff’s comment, the Company has revised the disclosure on page 54 and F-10 to eliminate any confusion related to the tests for impairment. These tests are not done in combination and are performed separately as described in ASC 350-20-35-31 and ASC 350-30-35-26(a).
Stock-Based Compensation
Valuation of Common Stock, page 54
16.	We note that you have not quantified certain assumptions used in your valuations as noted per the discussion of valuation methodologies on page 55. Please revise your disclosures to include quantitative information for each significant assumption used at each valuation date. This includes, but is not limited to, discount rates, market multiples, non-marketability discounts, and any other assumptions management believes are material. Please ensure that your disclosures also include a description of the basis for these determinations.
     In response to the Staff’s comment, the Company has revised the disclosure on pages 57 through 59 related to the valuation of its common stock to include quantitative information for significant assumptions that management believes are material and useful to potential investors. The Company has also expanded the disclosure to include a description of the basis for these determinations.
17.	Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-001
June 7, 2010
Page 15
     In response to the Staff’s comment, the Company has added disclosure on page 59 relating to the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of March 31, 2010. Such values have been left blank in Amendment No. 1 because the Company and the underwriters have not yet determined an estimated IPO price. The Company intends to complete the disclosure with the requested values in a subsequent amendment that includes a price range as soon as practicable.
18.	When you include the estimated IPO price in the registration statement, revise your disclosure to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined at each grant date. In this regard, you should update the discussion on page 56 to continue to describe significant intervening events within the company and changes in assumptions, as well as weighting and selection of valuation methodologies employed, that explain the changes in the fair value of your common stock up to the effective date of the registration statement.
     The Company acknowledges the Staff’s comment and intends to revise the disclosure under the caption “Fair Value of Stock Option Grants in 2009 and 2010” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” when it includes the estimated IPO price in the Registration Statement. The Company anticipates that such disclosure will discuss the significant factors contributing to the difference between the estimated IPO price and the fair value determined at each grant date. In this regard, the Company has updated the disclosure on pages 57 through 59 to continue to describe significant intervening events within the Company and changes in assumptions, as well as weighting and selection of valuation methodologies employed.
19.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.
     The Company respectfully advises the Staff that the proposed IPO price has not been determined.
     During December 2009, four separate investment banking firms provided the Company with a summary of the companies that they would each individually consider as comparables for purposes of determining relevant trading statistics to be used in an estimate of the Company’s valuation and their then-current view of each of such companies’ trading statistics. As a result of

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-001
June 7, 2010
Page 16
this discussion, the Company elected to move forward with a potential offering and selected Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. as the lead underwriters.
     During January 2010, the Company presented a detailed overview of its business, product strategy and 2009 and 2010 financial outlook to each of the underwriters (Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., JMP Securities LLC, Pacific Crest Securities LLC, RBC Capital Markets Corporation and William Blair & Company, L.L.C.).
     Currently, the Company has not met with the lead underwriters to discuss the Company’s preliminary IPO valuation and the primary comparables on which it would be based. The Company intends to supplementally provide the proposed IPO price range and related information to the Staff once it is determined after consultation with the underwriters.
20.	For any options or shares of restricted stock granted subsequent to the most recent balance sheet date presented in your registration statement, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Additionally, continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.
     In response to the Staff’s comments, the Company has added disclosure to page 59 to include the expected impact of the stock option and restricted stock grants since March 31, 2010 on the Company’s financial statements for the period ended December 31, 2010. In addition, the Company advises the Staff that it will continue to provide updates as requested through the effective date of the Registration Statement.
Income Taxes, page 56
21.	We note that you released a significant portion of the deferred tax asset valuation allowance during fiscal 2009 based on current year income and projected future income. Please expand your disclosures to provide a more detailed explanation as to how you determined it is more likely than not that the amount of net deferred tax assets at December 31, 2009 is realizable. Your discussion should include, but is not limited to, consideration of cumulative losses in recent years and any factors specific to federal and state taxing jurisdictions that impacted your determination.
     In response to the Staff’s comment, the Company has expanded the disclosure on pages 59 and 60 to provide a more detailed explanation as to the Company’s determination that it is more likely than not that the amount of deferred tax assets at December 31, 2009 is realizable.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-001
June 7, 2010
Page 17
Results of Operations, page 58
22.	We note your disclosure on page 11 that you have grown, and you expect to continue to grow, through acquisitions. We note further the disclosures in your results of operations discussion that the increases in the number of rental units managed by one or more of your on demand software solutions in each of fiscal 2008 and fiscal 2009, as compared to the prior year, were due in part to acquisitions. To the extent material, please quantify the extent to which your revenue growth during the periods covered by the financial statements is attributable to acquisitions.
     The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not view revenue growth attributable to acquisitions during 2007, 2008 and 2009 material to the financial statements presented. This conclusion was determined based on the Company’s analysis of acquired revenue leading up to each specific acquisition and its relative impact for each period covered by the financial statements. During 2007, 2008 and 2009 acquired revenue as a percentage of total revenue was approximately [****]%, [****]% and [****]%, respectively.
     The Company has updated the disclosure on pages 62 and 63 to include the contribution of revenue from an acquisition occurring during the quarter ended March 31, 2010. In addition, the Company has added disclosure on pages 62, 65, and 67 that quantifies the impact of on demand rental units added as a result of acquisition for all periods covered by the financial statements.
Liquidity and Capital Resources
Contractual Obligations, Commitments and Contingencies, page 69
23.	Please revise the table of contractual obligations to include a separate line item for interest payments on your long-term debt obligations. As this table is aimed at increasing transparency of cash flow, we believe these payments should be reflected.
     The Company has revised the table of contractual obligations on page 75 to include a separate line item for interest payments on the Company’s long-term debt obligations.
Long-Term Debt Obligations, page 69
24.	Please provide a more robust discussion in this section of the material terms of affirmative and negative covenants related to your credit facility with Wells Fargo Foothill, LLC, and Comerica Bank. Please also discuss the waivers of events of default under the credit agreement that the company obtained at September 16, 2009,

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-001
June 7, 2010
Page 18
October 15, 2009, and February 10, 2010. For example, as it appears from Exhibit 10.27 to the registration statement that the company failed to maintain the required “Fixed Charge Coverage Ratio” under the credit agreement for the six-month period ended December 31, 2009, please disclose the required ratio and explain how it is calculated, and disclose your actual ratio during the period of non-compliance as well as your current ratio. In addition, to the extent material to an understanding of the company’s financial condition, please disclose the steps you took to obtain the waivers of events of default, the nature of the events of defaults, and the terms of your amended credit agreement to cure the events defaults, as well as the potential consequences of breach (including the effects of any cross-default or cross-acceleration provisions) on your financial condition. Alternatively, tell us how you concluded that such disclosure is not required. See Section IV.C of SEC Release No. 33-8350.
     In response to the Staff’s comment, the Company has revised its disclosure on pages 76 and 77 to discuss the material terms of negative and affirmative covenants in the Company’s credit facility, the Company’s current and historical Fixed Charge Coverage Ratio, the waivers and related events of default referred to in the Staff’s comment and the potential consequences of breach on the Company’s financial condition.
Executive Compensation
General
25.	You do not appear to have included any disclosure in response to Item 402(s) of Regulation S-K relating to the company’s compensation policies and practices as they relate to your risk management. Please supplementally advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
     In evaluating whether any disclosure was required in response to Item 402(s) of Regulation S-K, the Company’s management reviewed the Company’s compensation policies and practices to assess whether such policies and practices as they relate to the Company’s employees are reasonably likely to have a material adverse effect on the Company. The Company concluded that its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company and that no disclosure in response to Item 402(s) of Regulation S-K was necessary. In reaching such conclusion, the Company considered the following factors:

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-001
June 7, 2010
Page 19
•	substantially all employees (other then the employees participating in the non-equity management incentive plan and sales compensation plan discussed below) receive a substantial majority of their cash compensation in the form of base salary, which the Company believes does not encourage excessive risk taking;

•	although the Company’s executive officers and senior managers participate in a non-equity management incentive plan under which performance-based cash bonuses are awarded based on the achievement of performance objectives that include both individual performance and corporate financial objectives, the Company believes that the performance objectives are aligned with the long-term goals of the Company and stockholder interests and create a balanced risk and reward structure that incentivizes executive officers and senior managers but does not encourage excessive risk taking;

•	although a portion of the cash compensation received by our sales representatives under our sales compensation plan is commission payments based on the achievement of product sales, the Company believes that the overall structure of the sales compensation plan is aligned with the long-term goals of the Company and stockholder interests and creates a balanced risk and reward structure that incentivizes sales representatives but does not encourage excessive risk taking;

•	all of the equity awards granted to employees are subject to multi-year time-based vesting, which require an employee remain employed by the Company for a period of years in order to receive the full benefit of any awards; and

•	the Company’s annual compensation review and performance evaluation process does not focus entirely on the Company’s financial results but considers other factors that the Company believes do not encourage excessive risk taking, such as management and technical skills, team building, integrity and mentoring skills.
Compensation Discussion and Analysis
Compensation Components
Performance-Based Cash Bonuses, page 101
26.	You disclose that cash awards made to your named executive officers for 2009 under your management incentive plan were based in part on achievement of corporate financial performance targets, “including overall corporate revenue and adjusted EBITDA targets and product family specific revenue and profit targets [for certain members of management].” It appears that you have not provided quantitative

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-001
June 7, 2010
Page 20
disclosure of the terms of these performance targets in reliance on Instruction 4 to Item 402(b) of Regulation S-K. In your response letter, please confirm, if true, that the target information was omitted on this basis and that you have a competitive harm analysis that supports your reliance on that instruction; or advise.

To the extent you believe that disclosure of the overall corporate revenue and adjusted EBITDA performance targets in particular is not required pursuant to Instruction 4, please provide us with a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical, company-wide financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. See our Regulation S-K Compliance Disclosure and Interpretation 118.04.
     The Company respectfully confirms that quantitative disclosure of the terms of the corporate financial performance targets under the Company’s management incentive plan was not provided because it would result in competitive harm and may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.
     Instruction 4 to Item 402(b) of Regulation S-K states that the standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder.
     Exemption 4 generally exempts “matters that are . . . trade secrets and commercial or financial information obtained from a person and privileged or confidential” from the class of materials that public agencies must make available to the public. 5 U.S.C. 552(b)(4). More specifically, for Exemption 4 to apply, a tripartite test must be satisfied: (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person, which includes a corporation; and (3) such information must be privileged and confidential. Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2d Cir. 1996); GC Micro Corp. v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994). Although the FOIA exemptions are to be narrowly construed, such exemptions, including Exemption 4, were intended by Congress “to have meaningful reach and application.” John Doe Agency v. John Doe Corp., 493 U.S. 146, 152 (1989).

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-001
June 7, 2010
Page 21
     Commercial and Financial Information. For purposes of Exemption 4, “commercial or financial information has been construed by courts in accordance with its plain meaning and broadly encompasses information relating to commerce or compiled in pursuit of profit.” Public Citizen Health Research Group v. Food and Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983); Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278 (D.C. Cir. 1992) (en banc). The United States Court of Appeals for the District of Columbia has rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations, such as sales statistics, profits and losses, and inventories, or relate to the income-producing aspects of business.” Public Citizen, 704 F.2d at 1290. Accordingly, items generally regarded as commercial or financial information include business sales statistics, technical designs, research data, customer supplier lists, overhead and operating costs, information on financial condition, prices and quantities. See Landfair v. United States Dep’t of Army, 645 F. Supp. 325, 327 (D.D.C. 1986).
     The target levels for the performance objectives related to overall corporate revenue, adjusted EBITDA and product family specific revenue and profit (for those participants of our management incentive plan that have direct responsibility over the operations specific to one of our product families) specifically relate to the Company’s commercial operations and its financial condition. As such, the target levels constitute “commercial or financial information” under Exemption 4.
     Provided by a Person. Under the second requirement of Exemption 4, information for which confidential treatment is requested must be provided to the Staff by a person. The Landfair court stated that the term “person” refers to a wide range of entities, including corporations. 645 F. Supp. at 327. The Company, from whom the information is obtained, is a corporation, and therefore is a person within the meaning of Exemption 4. Accordingly, the second prong under Exemption 4 has been satisfied.
     Privileged or Confidential Information. In the context of the filing of a registration statement, where a registrant is required to disclose certain information to the Staff, such information is confidential within the meaning of Exemption 4 “if disclosure is likely to have either of the following effects: (1) to impair the government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.” Bartholdi Cable Co. v. Federal Communications Comm’n, 114 F.3d 274, 281 (D.C. Cir. 1997) (quoting National Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974)); see also Frazee v. United States Forest Serv., 97 F.3d 367, 371 (9th Cir. 1996); Nadler, 92 F.3d at 96.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-001
June 7, 2010
Page 22
     Under the second prong of the test for confidentiality, “a party need not show actual competitive harm” but must only “present specific evidence of (1) actual competition and (2) likelihood of substantial competitive injury” to demonstrate that commercial or financial information is confidential. Frazee, 97 F.3d at 371. A registrant’s right to an exemption “depends upon the competitive significance of whatever information may be contained in the documents,” and therefore, the Staff’s role is “to determine whether any non-public information contained in those documents is competitively sensitive, for whatever reasons.” Occidental Petroleum Corp. v. Securities and Exchange Comm’n, 873 F.2d 325, 341 (D.C. Cir. 1989) (emphasis in original).
     Actual Competition. As disclosed in the Registration Statement, the Company operates in a highly competitive environment. The Company is subject to competition on a number of levels, including competition for employees (including executives), customers, vendors, service providers and partners. Many of the Company’s competitors have greater name recognition, longer operating histories, larger installed customer bases, larger sales and marketing budgets and greater financial, technical and other resources and are able to leverage such advantages in their pursuit of customers and their relationships with vendors, service providers and partners.
     Likelihood of Substantial Competitive Injury. The Company’s performance targets for overall corporate revenue, adjusted EBITDA and product family specific revenue and profit targets (for those participants of our management incentive plan that have direct responsibility over the operations specific to one of our product families) represent the Company’s confidential internal goals for its business, financial and operational strategies. The performance targets are based upon the Company’s internal operating plan, which, even following the period covered by the operating plan, is not publicly disclosed by the Company and, if disclosed, could substantially harm the Company’s competitive position in the market.
     Public disclosure of performance targets would cause substantial harm to the competitive position of the Company since disclosure could compromise the Company’s ability to attract and retain qualified employees, including executive employees. Specifically, disclosure of the Company’s performance targets could allow its competitors to develop compensation programs with lower (i.e., easier to achieve) performance targets designed to motivate the Company’s key employees to leave their employment with the Company and pursue employment elsewhere.
     Additionally, public disclosure of performance targets would also allow competitors to learn information about the Company’s internal operating and strategic plans that is not available from other sources. Disclosure of such confidential information would furnish the Company’s current and potential competitors with valuable forecast, business planning and other financial

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-001
June 7, 2010
Page 23
information that would otherwise remain confidential. For example, product family specific revenue objectives might reveal important insight into the Company’s new product introduction and growth strategies. Disclosure of this information would thereby benefit competitors at a great expense to the Company and the Company’s stockholders.
     Even the disclosure of historical performance targets results in the likelihood of substantial competitive harm as there can be significant overlap in the targets from year to year and disclosure would provide competitors with greater insight into the strategies used by the Company to drive product development and the business in general that is not otherwise available from other sources. As an example of such competitive harm, introduction of a new product that would significantly increase a particular product family’s revenues could be planned for the fourth quarter of a given year (and targets could be established on the basis of that plan) and the release of the product could be delayed into the following year. The disclosure of the prior year’s revenues (when compared against the targets for that year) could reveal the planned introduction of a new product. Such disclosure could occur before the Company is ready for the actual product announcement. Savvy competitors could use the early warning to bolster their relationships with the Company’s planned target customers (through reduced pricing or otherwise) or to accelerate their development of a competitive offering.
     As another example of the potential competitive harm that could result from disclosing historical performance targets, the Company could plan a significant expansion of its operations or acquisition of a business as a part of its growth strategy in a given year and set performance targets for that year that reflect the completion of such expansion or acquisition. If the planned expansion or acquisition was deferred into the following year and kept confidential by the Company, a competitor could point to the significant variance between the historical revenue and/or adjusted EBITDA targets to corroborate speculation about the Company’s proposed expansion or acquisition. A competitor, armed with this information, could then take a number of actions against the Company such as submitting a competing bid for a proposed acquisition target, formulating compensation strategies and packages directed at interfering with the Company’s or the proposed acquisition target’s employee relationships or pursuing customers and/or relationships with vendors, service providers and partners in a proposed market into which the Company planned to expand. Additionally, there are a variety of business reasons and external factors that could lead the Company to ultimately determine not to complete a planned acquisition or expansion. A competitor or customer could inaccurately infer from the fact that a planned acquisition or expansion was not completed that the Company’s growth strategy had been unsuccessful. This inaccurate inference could cause damage to the Company’s reputation with its customers and potential acquisition targets. Additionally, a competitor could use this

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-001
June 7, 2010
Page 24
information to interfere with the Company’s relationships with its customers and potential acquisition targets.
Certain Relationships and Related Party Transactions
Policies and Procedures for Related Party Transactions, page 122
27.	Please ensure that you provide the complete disclosure called for by Item 404(b) of Regulation S-K. In this regard, discuss the standards that your board of directors has historically applied when reviewing related party transactions, as well as the standards that your audit committee will apply, pursuant to the audit committee charter or otherwise, when reviewing such transactions in the future. See Item 404(b)(1) and Instruction 1 to Item 404.
     In response to the Staff’s comment, the Company has revised the disclosure on page 130 to discuss the standards historically applied by the Company’s board of directors in reviewing related party transactions and to be applied by the Company’s audit committee in the future in reviewing related party transactions.
Principal and Selling Stockholders, page 123
28.	Footnote 2 to the principal and selling stockholder table states, “Each of the directors of Apax Managers, Inc. may be deemed to share voting and dispositive power over the shares held by the Apax Funds.” Please revise to identify by name each of the directors of Apax Managers, Inc. who share voting and/or dispositive power over the RealPage shares held by the Apax Funds that are your principal stockholders.
     The Company has revised footnote 2 to the principal and selling stockholder table on page 132 to identify by name the sole director of Apax Managers, Inc. who has voting and/or dispositive power over the Company shares held by the Apax Funds.
Consolidated Financial Statements
General
29.	Please file updated financial statements with your next amendment pursuant to Rule 3-12 of Regulation S-X.
     The Company has included updated financial statements in the Registration Statement pursuant to Rule 3-12 of Regulation S-X.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-001
June 7, 2010
Page 25
Consolidated Statements of Operations, page F-4
30.	We note your additional disclosure of share-based compensation on the face of the Consolidated Statements of Operations which includes a total of share-based compensation. Pursuant to paragraph F of SAB 107, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. The guidance in SAB 107, however, does not provide for a reconciliation of the share-based compensation expense on the face of the income statement that includes a total of the share-based compensation. If you choose to retain this disclosure, please remove the total amounts from the presentation in your next amendment. In addition, see the Division of Corporation Finance’s “Current Accounting and Disclosure Issues” (Updated 11/30/06), Section I.B.2.
     The Company respectfully acknowledges the Staff’s comment and, after consultation with its independent registered accounting firm, has determined to retain this disclosure; however, the Company has removed the total amounts from the presentation on page 61.
Notes To Consolidated Financial Statement
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-11
31.	We note you have early adopted the amendments within ASC 605-25 regarding the accounting for multiple-deliverable arrangements and have chosen retrospective application for all periods presented. Please tell us how you considered ASC 605-25-65-1(e) and expand your policy to include the applicable disclosures required by paragraphs 250-10-50-1 through 50-3.
     The Company acknowledges the Staff’s comment and notes that the Company has adopted the amendments of ASC 605.25 regarding the accounting for multiple-deliverable arrangements and has chosen retrospective application for all periods presented. In consideration of ASC 605-25-65-1(e), the Company has evaluated and reflected all changes throughout all periods presented. Such changes were not significant to the Company’s financial statements. As the Company’s financial statements have not been previously filed with the Commission and have only been presented outside of the Company to a selected number of investors and creditors, all periods presented in this filing represent the adoption of the amendments and there is no direct or cumulative effect on any period presented. The Company has

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-001
June 7, 2010
Page 26
disclosed the method in which it has recorded its revenue which includes the adoption of the amendments of ASC 605.25 for all periods presented. As such, the Company has concluded that the disclosures related to changes in accounting principles required by paragraphs 250-10-50-1 through 50-3 are not applicable.
32.	Please expand your disclosures to include a discussion of the significant factors, inputs, assumptions, and methods used to determine vendor-specific objective evidence, third-party evidence, or estimated selling price for the significant deliverables in your multi-element arrangements. We refer you to 605-25-50-2(e).
     The Company acknowledges the Staff’s comment and notes that the Company has expanded the disclosures on pages F-11 and F-12 to include a discussion of significant factors, inputs, assumptions and methods used to determine VSOE, TPE, or ESP for the Company’s significant deliverables in our multi-element arrangements, as discussed in 605-25-50-2(e).
33.	Clarify why recognizing commission revenue from the sale of insurance policies ratably over the policy term is appropriate. In this regard, clarify the terms of your commission agreements including whether you have an ongoing service obligation after a policy is sold.
     The Company acknowledges the Staff’s comment and has expanded the disclosure on page 53 relating to recognition of commission revenue over the policy term by clarifying the terms of the commission agreements. In doing so, the Company notes that the commissions are based upon a percentage of the premium that the insurance company charges to the policyholder and commissions are subject to forfeiture in instances where a policyholder cancels prior to the end of the policy. The Company recognizes the commissions ratably over the policy term as they are earned. The commissions are forfeited as a percent of the unearned premium. The Company recognizes the commissions ratably over the policy term as the associated premiums are earned. As the Company provides on-going services related to collection from customers and customer service calls throughout the policy term, the Company has concluded that recognizing the income ratably is appropriate.
Note 7. Redeemable Convertible Preferred Stock, page F-20
34.	We note your disclosure that the conversion of your redeemable convertible preferred stock is mandatory with the consent of the holders of the Series A Preferred Stock immediately prior to the closing of a qualified initial public offering. However, we also note section 4.(a)(ii)(A) of your Amended and Restated Certificate of Incorporation filed as Exhibit 3.1 states that your redeemable convertible preferred stock will be

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-001
June 7, 2010
Page 27
automatically converted immediately prior to the closing of a qualified initial public offering. Please clarify this inconsistency and revise your disclosure as necessary.
     The Company has considered the Staff’s comment and respectfully submits that the disclosure on page F-22 is consistent with the terms of the Company’s Amended and Restated Certificate of Incorporation. Section 4.(a)(ii)(A) of the Company’s Amended and Restated Certificate of Incorporation states that the Company’s Series A redeemable convertible preferred stock will be automatically converted to common stock immediately prior to the closing of a qualified initial public offering and Sections 4.(a)(ii)(B), (C) and (D) provide for the automatic conversion of the remaining series of redeemable convertible preferred stock upon the automatic conversion of the Series A redeemable convertible preferred stock. However, Section 7A.(a) of the Amended and Restated Certificate of Incorporation provides that notwithstanding anything to the contrary in the Amended and Restated Certificate of Incorporation, the Series A redeemable convertible preferred stock will not be converted into common stock pursuant to Section 4.(a)(ii) without the written consent of the holders of 90% of the outstanding Series A redeemable convertible preferred stock. Thus, the consent of the Series A redeemable convertible preferred stock is required to allow the mandatory conversion of all of the Company’s redeemable convertible preferred stock immediately prior the closing of a qualified initial public offering. The Company anticipates obtaining the requisite consent required for mandatory conversion of all of the Company’s redeemable convertible preferred stock immediately prior to the closing of a qualified initial public offering.
Note 11. Net Income (Loss) Per Share, page F-25
35.	We note there are shares of restricted stock outstanding at December 31, 2009 as noted from your disclosure on page F-22. Clarify whether the holders of non-vested restricted stock have nonforfeitable rights to dividends or dividend equivalents. In this regard, tell us whether you consider these awards to be participating securities that should also be included in your computation of earnings per share under the two-class method. Refer to ASC 260-10-45-61A.
     The Company respectfully advises the Staff that holders of non-vested restricted stock have nonforfeitable rights to any cash dividends declared on shares of such non-vested restricted stock. The Company considers these awards to be participating securities and has revised the disclosure on page F-28 to further clarify the inclusion in our computation of earnings per share under the two class method.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-001
June 7, 2010
Page 28
Note 13. Income Taxes, page F-28
36.	We note your presentation of deferred tax assets and liabilities. ASC 740-10-30-2(b) indicates that the measurement of deferred tax assets should be reduced by tax benefits not expected to be realized. Please revise your presentation to disclose the valuation allowance related to gross deferred tax assets.
     The Company has revised the presentation of deferred tax assets and liabilities on page F-30 to disclose the valuation allowance related to gross deferred tax assets.
Part II
Item 15. Recent Sales of Unregistered Securities, page II-2
37.	You state that you believe that the issuances described in this section were exempt from registration in reliance on Rule 701 or Section 4(2) under the Securities Act. Please note that there is no “reasonable belief” standard for these particular exemptions. Further, please revise to indicate specifically which exemption(s) you are relying on for each of the unregistered issuances that you disclose. See Item 701(d) of Regulation S-K. Finally, we note that you filed a Form D on May 25, 2010 for a recent 506 offering. Please disclose the facts that make this exemption available. Confirm that you had a pre-existing relationship with all of these investors.
     The Company has revised the disclosure in Item 15 beginning on page II-2 to eliminate the belief statement referenced in the Staff’s comment, to indicate the exemption relied upon for each issuance of unregistered securities disclosed therein and to describe the relationship between the Company and the recipients of the securities issued. The Company respectfully advises the Staff that the issuance as to which the Company filed a Form D on May 25, 2010 relates to the grant and issuance of shares of restricted stock to the Company’s two outside directors, both of whom are accredited investors and have a pre-existing relationship with the Company by virtue of their position as directors.
******

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: RealPage, Inc.	BY REALPAGE, INC.: RP-001
June 7, 2010
Page 29
     Please direct your questions or comments regarding this letter or Amendment No. 1 to the undersigned by telephone to 512.338.5401 or by facsimile to 512.338.5499. Thank you for your assistance.

Respectfully submitted,

WILSON SONISINI GOODRICH & ROSATI,
Professional Corporation

/s/ Paul R. Tobias
Paul R. Tobias

cc:	Timothy J. Barker, RealPage, Inc.
Margot Lebenberg, RealPage, Inc.
William H. Hinman Jr., Simpson Thacher & Bartlett LLP